EXHIBIT (d)(12)



                  BERTELSMANN COMPLETES TENDER OFFER FOR CDNOW



New York, NY - (August 23, 2000) - Bertelsmann, Inc. announced today that its tender offer to purchase all outstanding shares of common stock of CDNOW, Inc. (Nasdaq:CDNW) expired at 12:00 midnight, New York City time on Tuesday, August 22, 2000. Bertelsmann has accepted for payment all CDNOW shares validly tendered and not withdrawn as of the expiration date.

      Based on a preliminary count by the depository for the offer, as of midnight, August 22, 2000, approximately 25,757,825 shares of CDNOW common stock had been tendered pursuant to the tender offer and not withdrawn (including shares tendered pursuant to a guarantee of delivery), which represents approximately 78.1% of CDNOW's total outstanding common stock. Payment for the shares accepted for payment is expected to be made promptly.

      Bertelsmann announced that it intends to convert approximately $10,000,000 of the $30,965,754 currently outstanding under the Convertible Loan Agreement between CDNOW and Bertelsmann, Inc. into shares of CDNOW common stock pursuant to the conversion provisions of the convertible loan agreement. Upon conversion, Bertelsmann will receive approximately 6.7 million CDNOW shares. Such shares, together with tendered shares accepted for payment, will represent approximately 32,457,825 CDNOW shares, or approximately 81.7% of CDNOW's total outstanding common stock after giving effect to the conversion.

      Bertelsmann intends to proceed promptly to effect the proposed merger of BINC Acquisition Corp., a wholly owned subsidiary of Bertelsmann, with and into CDNOW. Upon completion of the merger, CDNOW will become a wholly owned subsidiary of Bertelsmann, Inc. In connection with the merger, those CDNOW shareholders who did not tender their shares in the tender offer and who do not exercise dissenters' rights will receive $3.00 per share, net to the shareholder in cash. CDNOW shareholders who did not tender their shares in the offer will be receiving materials in connection with the merger shortly.

      Bertelsmann AG is the world's most international media company with over 75,000 employees in more than 54 countries. Bertelsmann's business units include publishing firms, music and film companies, multimedia services, online commerce companies, daily newspapers, consumer magazines, radio and television stations, book clubs, trade journals, and other service companies that provide information, education and entertainment to a worldwide audience. To advance its global e-commerce objectives, Bertelsmann has established worldwide strategic alliances with AOL and the newly formed Terra Lycos to distribute Bertelsmann's books, music, television, film and other media content.

      CDNOW, Inc. is the leading online music destination offering the ultimate connection to the world of music. Music fans can download free music and listen to free music samples and radio stations. Visitors can learn about the world of music through exclusive video interviews with artists, feature stories, allstar(TM) News, album reviews, expert recommendations and more. CDNOW sells over 500,000 items including CDs, digital downloads, Custom CDs and movies on VHS and DVDs. CDNOW offers the best in choice, convenience, control and customization, while helping people to discover and enjoy music in a personalized environment.